Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

July 13, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NEs

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Registration Statement on Form F-1

Filed June 27, 2022

File No. 333-262835

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of July 11, 2022, regarding the abovementioned Registration Statement on Form F-1 (“Form F-1”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 4 to the Form F-1 (“Amendment No. 4”).

Amendment No. 3 to Registration Statement on Form F-1

Capitalization, page 48

1.	We reviewed your revisions related to comment 1. Please tell us your consideration of recording the loan discount as of December 31, 2021 and the difference between the fair value of the related party loans bearing the modified terms and the carrying values of the original loans immediately prior to the modification in your accumulated deficit upon conversion. Refer to IFRS 9.

We acknowledge the Staff’s comment and respectfully advise the Staff that as described in Note 9 and Note 10 to the Company’s audited financial statements for the year ended December 31, 2021, Smart Repair Pro received related party and shareholder loans during the years ended December 31, 2019 through 2021 from its then majority shareholder, Medigus, its then shareholder, Mr. Hakmon, and L.I.A. Pure Capital Ltd., a shareholder of Medigus. The loans bear an interest rate which was lower than prevailing market interest rates that Smart Repair Pro would have received on similar loans from a unrelated party on the borrowing date.

Upon initial recognition of the loans, the Company estimated the fair value of the loans received based on the interest rate Smart Repair Pro would be required to pay for similar unsecured loans to unrelated parties. The Company recorded the difference between the applicable loan amount and the fair value of the loan as a capital contribution within the capital reserve from transactions with related parties with a corresponding discount on the loan. The discount is systematically amortized using the effective interest method over the term of the loan.

On May 3, 2022, the Company entered into Assignments to Loan Agreements with Smart Repair Pro, Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd., pursuant to which it was agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of an initial public offering (an “IPO”), all outstanding principal due to each such party will be automatically converted into a fixed number of ordinary shares.

In accordance with IFRS 9, and based on management’s assessment, the change in the terms of the loans to include an automatic conversion feature upon an IPO, was deemed a substantial modification. As a result, the Company derecognized the carrying amount of the loans as of the extinguishment date and recognized the “new” loans bearing the modified terms at fair value.

As this is the first time that the Company has entered into a transaction of this nature, it was, therefore, required to develop a new accounting policy. The Company applied the requirements of International Accounting Standard 8 (“IAS 8”) Accounting Policies, Changes in Accounting Estimates and Errors, para. 7-12, and elected to account for the difference between the carrying amount of the original loans and the “new” loans recognized at fair value directly in equity within the capital reserve for transactions with related parties. The policy was established following analysis of the facts and circumstances of the transaction and consideration of IFRS 9, International Financial Reporting Interpretations Committee 19 (“IFRIC 19”) , and the International Accounting Standards Board’s (“IASB”) Conceptual Framework for Financial Reporting as detailed below.

IFRS 9- Financial Instruments

IFRS 9 provides guidance on accounting for substantial modification of certain financial liabilities. Substantial modifications are treated as an extinguishment and any difference between the existing liability and recognition of a new liability based on the new contractual terms is generally recognized as a gain or loss within profit or loss. IFRS 9, however, does not provide guidance on the accounting for substantial modifications of related party loans.

Deloitte includes in its authoritative manual, iGAAP1, an example of the accounting for a substantial modification of an interest-free intercompany loan provided by a parent company to its subsidiary (see Appendix A attached to this letter). The example states, that as the transaction reflects the parent and subsidiary relationship, the gain on extinguishment should be accounted for as a capital contribution.

The Company determined that in lieu of specific guidance within IFRS 9 regarding related party loans, the authoritative guidance with respect to a substantial modification transaction between a parent company and its subsidiary, is an acceptable approach for accounting for the substantial modification of its related party and shareholder loans. This treatment is consistent with the initial recognition of the loans by which the difference between the fair value of the related party and shareholder loans and the loan amounts was recorded within equity as a capital contribution, as detailed above.

The example in Appendix A further states that the amount to be recognized as a capital contribution on derecognition of the old financial liability may be calculated as either the difference between: (i) the carrying amount of the old loan and the fair value of the new loan; or (ii) the fair value of the old loan and the fair value of the new loan (with the difference between the carrying amount of the old loan and its fair value being recognized as a gain or loss in profit or loss).

The Company has elected to account for these transactions based on (i) above and recognized a capital distribution upon extinguishment as the difference between the carrying amount of the original loan and the fair value of the “new” loan.

1 Deloitte iGAAP (2022), Chapter 4- Derecognition of a financial liability, example 4.1-4.

IFRIC 19- Extinguishing Financial Liabilities with Equity Instruments

The Company also considered the analogy included within IFRIC 19.

IFRIC 19 addresses the accounting by an entity that issues equity instruments in order to settle, in full or in part, a financial liability. In accordance with IFRIC 19, the debtor should recognize in profit or loss the difference between the carrying amount of the financial liability extinguished and the measurement of the equity instruments issued. Explicitly excluded from the scope of IFRIC 19, as stated in Basis for Conclusions (“BC”) 7-8, is a transaction in which the creditor is also a direct or indirect shareholder and is acting in its capacity as direct or indirect shareholder.

BC7- The IFRIC considered whether to provide guidance on transactions in which the creditor is also a direct or indirect shareholder and is acting in its capacity as an existing direct or indirect shareholder. The IFRIC concluded that the Interpretation should not address such transactions. It noted that determining whether the issue of equity instruments to extinguish a financial liability in such situations is considered a transaction with an owner in its capacity as an owner would be a matter of judgement depending on the facts and circumstances.

BC8- In its redeliberations, the IFRIC clarified that transactions when the creditor and the entity are controlled by the same party or parties before and after the transaction are outside the scope of the Interpretation when the substance of the transaction includes an equity distribution by, or contribution to, the entity.

The Company believes that the IFRS Interpretation Committee’s conclusion to exclude transactions in which the creditor is also a direct or indirect shareholder and is acting in its capacity as an existing direct or indirect shareholder from IFRIC 19, is analogous to the Company’s transaction between shareholders and a related party that is an indirect shareholder. If IFRIC 19 determines that the extinguishment of a financial liability in exchange for equity in a transaction between a shareholder (direct or indirect) should be recorded outside of profit and loss, then a strong analogy exists for a transaction that results in debt extinguishment, even if the exchange, as in the Company’s circumstance, is for another financial liability as a result of contract modification. Furthermore, in the Company’s case, the substance of the transaction which included a capital contribution upon recognition of the loan at below-market interest rates, supports the recognition of the difference between the derecognized financial liability and new financial instrument outside of profit and loss on the basis of BC8 above. Therefore, we believe that transaction between a shareholder (direct or indirect) should be recorded outside of profit and loss.

IASB’s Conceptual Framework for Financial Reporting

The Conceptual Framework defines income as “increases in economic benefits during the accounting period in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants”. The definition of expenses similarly excludes distributions to equity participants. If a loan is made to a related party on favorable terms, the substance of the transaction is that the borrower has received a contribution to the extent that the cash advanced exceeds the fair value of the borrower’s financial liability.

The accounting for the difference between the carrying value of the original loans and fair value of the “new” loans upon extinguishment outside of profit and loss is consistent with the Conceptual Framework’s definition that income and expenses exclude contributions or distributions to equity participants. In the Company’s case, the loans were obtained from the Company’s shareholders (direct or indirect); therefore, the Company concluded, based on the circumstances, that recognition of the loss upon extinguishment as a distribution to shareholders within the capital reserve for transactions with related parties is the most faithful representation of the substance of the transaction. Furthermore, the Conceptual Framework defines income and expenses as elements of financial statements that relate to an entity’s financial performance. The difference resulting from the extinguishment of the loans is as a result of the terms extended to the Company’s shareholders in their capacity as owners (directly or indirectly) and is not related to the Company’s financial performance. As such, the Company believes that the gain or loss on extinguishment should be excluded from profit and loss and therefore should not be included on the income statement, and recorded directly within equity and included in the balance sheet, based on the terms of the Conceptual Framework.

Accounting Treatment- Capitalization Table

For purposes of the pro forma and pro forma as adjusted columns of the capitalization table included in the Registration Statement, it was assumed that the offering and the other transactions were consummated as of December 31, 2021. As such, and based on the aforementioned policy election made by management (and included within example 4.1-4 in Appendix A), in connection with the Assignments to Loan Agreements, the Company derecognized the carrying value of the original loans as of December 31, 2021 in the amount of $3,745,000 and recorded the “new” loans bearing the modified terms at fair value in the amount of $3,839,000 as of December 31, 2021. The difference between the fair value of the “new” loans and the carrying value of the original loans as of December 31, 2021 was recorded as a reduction in the capital reserve for transactions with related parties in the amount of $95,000.

2.	We reviewed your revisions related to comment 3. The balance for total capitalization in the Pro Forma As Adjusted column was not properly totaled. Please clarify or revise.

Response:  In response to the Staff’s comment, we revised the balance for total capitalization in the Pro Forma As Adjusted column of the capitalization table on page 48 of Amendment No. 4.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP

Appendix A

Excerpt from Deloitte iGAAP (2022), Chapter 4- Derecognition of a financial liability

Example 4.1-4
Modification of an interest-free intercompany loan to temporarily suspend a parent’s right to demand repayment on demand – accounting by the borrower – example

IFRS 9:3.3.2 In 20X0, Subsidiary B obtains an interest-free loan of CU100,000 from Parent A which is repayable on demand. On 31 December 20X3, no principal repayments have been made on the loan and Parent A contractually modifies the terms of the loan so that Parent A cannot demand repayment of the loan during the next 12 months. If not repaid before, the loan re-becomes repayable on demand after the 12-month period. Subsidiary B should assess whether the modification is a substantial modification which requires the loan to be derecognised.

IFRS 9:B3.3.6 states that “the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability”.

In this case a quantitative assessment is not required as on a qualitative basis this loan can be deemed as being substantially modified and the modification results in derecognition. This is because Parent A has offered Subsidiary B not to demand the loan for at least 12 months, which Subsidiary B has accepted. In substance, Parent A has offered Subsidiary B certainty of interest free finance for 12 months which previously it did not have. As a result, Subsidiary B derecognises the old financial liability and recognises a new financial liability. The fair value of the ‘new’ loan is estimated using the prevailing interest rate for a similar loan if obtained from a third party based on the entity’s credit rating and the contracted 12-month term. Generally, any difference between the carrying amount of the original loan and the carrying amount of the new loan, net of any costs or fees incurred on deferral, is recognised in profit or loss as part of the gain or loss on the extinguishment. However, as this transaction reflects the parent and subsidiary relationship, the gain on extinguishment should be accounted for as a capital contribution. In general, the amount to be recognised as a capital contribution on derecognition of the old financial liability may be calculated as either the difference between:

1.	(i) the carrying amount of the old loan and the fair value of the new loan;

2.	(ii) the fair value of the old loan and the fair value of the new loan (with the difference between the carrying amount of the old loan and its fair value being recognised as a gain or loss in profit or loss).

This accounting policy choice is discussed in 4.3-6 (* see below). In this case, because IFRS 13:47 requires that the fair value of a demand deposit (such as the old loan) cannot be less than its demand amount (its carrying amount), both calculations yield the same result.

Interest expense is recognised at the effective interest in profit and loss over the next 12 months, such that when the loan becomes repayable on demand its amortised cost will equal the par amount.

(*) 4.3-6

Exchange of a financial liability owed by a subsidiary for equity in that subsidiary IFRS 9:3.3.1 If the transaction is outside the scope of IFRIC 19, judgement will be required in determining the appropriate accounting treatment. In such circumstances, it is possible that the fair value of consideration paid (if any) may differ significantly from the fair value of the financial liability that has been extinguished.

Provided that the effects of any significant capital contribution or bonus element are excluded from profit or loss, it will often be acceptable for the borrower to choose one of the following approaches when derecognising the liability.

• Approach 1: following the principles underlying IFRIC 19, the borrower may choose to recognise in profit or loss any difference between the carrying amount of the liability derecognised and its fair value at the date of derecognition (as illustrated at 4.3-7 and 4.3-8). This has the effect of measuring the increase in equity (for shares issued, if any, as adjusted for any capital contribution or bonus element) by reference to the fair value of the financial liability that has been extinguished; or

• Approach 2: the borrower may choose to recognise no gain or loss on derecognition of the liability. This has the effect of measuring the increase in equity (for shares issued, if any, as adjusted for any capital contribution or bonus element) by reference to the carrying amount of the financial liability that has been extinguished, rather than its fair value.

If the fair value of shares issued is significantly less than the fair value of the liability extinguished, the difference between the two should not be recognised as a gain in profit or loss, because it is instead a capital contribution from owners. Similarly, if a liability is extinguished for no consideration, the fair value of the liability extinguished should not be recognised as a gain in profit or loss, because it is instead a capital contribution from owners.

By the same logic, if the fair value of the shares issued is significantly greater than the fair value of the liability extinguished, the difference between the two should not be recognised as a loss; the difference is instead akin to a bonus issue of shares, in that it represents a distribution of additional shares to a parent for no (incremental) consideration.

In determining the amount of the gain or loss in profit or loss in Approach 1 it would not be appropriate to compare the fair value of the equity instruments issued as a surrogate for the fair value of the financial liability (as required by IFRIC 19 when the fair value of the equity instrument is reliably measurable) because such an approach would result in a potential capital contribution or distribution being recognised in profit or loss when there is a difference between the fair value of the financial liability and the fair value of the equity instrument issued.